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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                           ACCESS ANYTIME BANCORP, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   00431F 10 5
           --------------------------------------------------------
                                 (CUSIP Number)


                               Norman R. Corzine
                                 P.O Box 16005
                             Albuquerque, NM 87191
                                 (505) 891-1500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 30, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


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CUSIP No. 00431F 10 5                 13D                 Page  1  of  3  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Norman R. Corzine         ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               57,110
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  9,950
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  57,110
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  9,950
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     67,060
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     1,223,076 shares   5.5% (based on the number of shares outstanding at the
     conclusion of the issuer's public offering and granted options as of
     May 30, 1997.
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                          Page  2  of  3  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

     The title of the class of equity securities to which this statement on
Schedule 13D ("Statement") relates is the common stock $.01 par value, of ACCESS ANYTIME BANCORP, INC. ("Issuer"), 801 Pile, Clovis, New Mexico 88101.

ITEM 2.  IDENTITY AND BACKGROUND

(a) NAME: Norman R. Corzine ("Reporting Person")
(b) BUSINESS ADDRESS: PO Box 44370, Rio Rancho, NM 87174
(c) PRINCIPAL OCCUPATION: Banker
(d) NO
(e) NO
(f) USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total amount of funds used for the purchases reported herein was $194,565.00 for 37,060 shares. The purchases were made by the reporting person from his own funds; these were not borrowed funds. The other 30,000 shares are beneficially owned via options granted and exercisable, but no funds were used to acquire the options.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired his shares of common stock for investment purposes only. The Reporting Person is a member of the Board of Directors and Chairman/CEO of the Issuer. The Issuer is presently attempting to fill one vacancy on the Board of Directors resulting from the resignation of another Board member. The Issuers Shareholders approved the 1997 Stock Option & Incentive Plan on May 30, 1997 at the Annual Shareholders meeting and Options for 25,000 were granted under the Plan on May 30, 1997. The Securities reported herein include options for 5,000 shares under a prior stock option plan.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person has sole interest in 57,110 shares reported and 9,950 shares are owned jointly with his wife Janice Corzine.

(c) During the past sixty (60) days, the following transactions in shares of Common Stock were effected by Norman R. Corzine or a member of his family making purchases of such shares.

DATE                            NO. SHARES                   PRICE PER SHARE
----                            ----------                   ---------------

            NONE

(a) a grant of options for 25,000 shares of common stock was made by the Company's Board of Directors to the reporting person on May 30,1997. The options are currently exercisable, but none have been exercised. The grant was made under the 1997 Stock Option and Incentive Plan.
(b) N/A
(c) N/A
(d) N/A
(e) N/A

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                                                          Page  3  of  3  Pages
                                                               ---    ---

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         NONE

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         NONE

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 1997                               /s/ NORMAN R. CORZINE
---------------------------------          -----------------------------------
Date                                       Norman R. Corzine